Exhibit 99.1

News Release

NORBORD REPORTS FIRST QUARTER 2016 RESULTS; DECLARES QUARTERLY DIVIDEND

Note: Financial references in US dollars unless otherwise indicated. Results reflect combined company performance following completion of merger with Ainsworth Lumber Co. Ltd. (Ainsworth) on March 31, 2015 and all prior period comparatives have been restated.

Q1 2016 HIGHLIGHTS

•	Adjusted earnings of $0.23 per diluted share, a $0.39 improvement over Q1 2015

•	Adjusted EBITDA of $61 million, $45 million higher than Q1 2015

•	Norbord shares began trading on New York Stock Exchange; ticker symbol now “OSB”

•	Captured $22 million in cumulative merger synergies ($32 million annualized), 70% of $45 million total commitment

•	Realized $9 million in Margin Improvement Program gains

•	North American manufacturing costs decreased 8% year-over-year

•	Declared quarterly dividend of CAD $0.10 per share to shareholders of record on June 1, 2016

TORONTO, ON (April 29, 2016) – Norbord Inc. (TSX and NYSE: OSB) today reported Adjusted EBITDA of $61 million for the first quarter of 2016 versus $16 million in the first quarter of 2015 and $57 million in the fourth quarter of 2015. The year-over-year improvement is primarily due to higher North American oriented strand board (OSB) prices and shipment volumes as well as lower resin prices and the weaker Canadian dollar. North American operations generated Adjusted EBITDA of $53 million in the quarter compared to $11 million in the same quarter last year and $51 million in the prior quarter. European operations delivered Adjusted EBITDA of $10 million, $3 million higher than the same quarter last year and in line with the prior quarter.

“Our first quarter Adjusted EBITDA result is almost a four-fold increase from a year ago. I’m also encouraged by the sequential improvement despite the seasonally lower North American benchmark OSB prices,” said Peter Wijnbergen, Norbord’s President and CEO. “Our mills in both North America and Europe continued to deliver strong operational results, generating $9 million in Margin Improvement Program gains. In the 12 months since our merger with Ainsworth, we have captured $32 million in annualized synergies and remain on track to deliver our full $45 million target by the end of 2016.”

“The pace of US housing starts is 14% higher than this time last year and single-family building activity is up even more. North American OSB demand continues to grow, sales to all our key customer segments are improving and our order files are strong. Benchmark OSB prices are currently up 16% since their February low as the seasonal pick-up in demand begins to materialize.”

“In Europe, our panel business delivered another solid quarter with $10 million of Adjusted EBITDA, reflecting sales growth and record utilization at our mills. OSB prices continued to rise on the continent and are now starting to turn up in the UK. Work is underway on our $135 million capital investment to modernize and expand our Inverness, Scotland OSB mill, with construction commencing this quarter.”

Norbord recorded Adjusted earnings of $20 million or $0.23 per share (basic and diluted) in the current quarter compared to an Adjusted loss of $14 million or $0.16 per share in the same quarter last year and Adjusted earnings of $16 million or $0.19 per share in the prior quarter. Adjusted earnings/loss exclude non-recurring items and use a normalized income tax rate:

$ millions	Q1-2016	Q4-2015	Q1-2015
Earnings (loss)	23	13	(37)
Adjust for:
Ainsworth merger transaction costs	—	—	7
Costs to achieve merger synergies	1	3	1
Revaluation loss on Ainsworth Notes	—	—	24
Reported income tax expense (recovery)	3	6	(14)

Adjusted pre-tax earnings (loss)	27	22	(19)
Income tax (expense) recovery at statutory rate	(7)	(6)	5

Adjusted earnings (loss)	20	16	(14)

Market Conditions

In North America, the seasonally-adjusted annual pace of US housing starts in March was 14% higher than the same month last year. The pace of single-family starts, which use approximately three times more OSB than multi-family, increased by 23%. The consensus forecast from US housing economists is for approximately 1.23 million starts in 2016, which suggests an 11% year-over-year improvement.

First quarter North American benchmark OSB prices were below the levels seen in the fourth quarter of 2015, but were significantly higher than a year ago as new home construction activity and OSB demand continued to improve. OSB prices moderated somewhat in February before recovering in March as the spring building season ramped up, and the North Central benchmark price finished the quarter at $225 per thousand square feet (Msf) (7/16-inch basis). The North Central benchmark price averaged $226 per Msf for the quarter, compared to $242 per Msf in the previous quarter and $193 per Msf in the same quarter last year. In the South East region, where approximately 35% of Norbord’s North American OSB capacity is located, prices averaged $215 per Msf in the quarter, compared to $221 in the prior quarter and $175 in the same quarter last year. In the Western Canada region, where approximately 30% of Norbord’s North American capacity is located, prices averaged $191 per Msf in the quarter, compared to $204 in the previous quarter and $159 in the same quarter last year.

In Europe, Norbord’s core panel markets in the UK and Germany experienced strong demand growth in the quarter. First quarter average panel prices were 4% lower than the same quarter last year and in line with the previous quarter. OSB prices bottomed in the UK and continued to rise on the continent, resulting in average prices that were 3% lower year-over-year but 5% higher than the prior quarter. Medium density fibreboard (MDF) and particleboard prices, however, were still under pressure in the quarter on increased import competition, and were 5% lower year-over-year and 3% lower quarter-over-quarter.

Performance

North American OSB shipments increased 7% year-over-year due to fewer maintenance shuts and improved mill productivity. Shipments were 8% lower quarter-over-quarter as there were 12 fewer fiscal days than the prior quarter.

Norbord’s operating North American OSB mills produced at 92% of stated capacity (excluding the two curtailed mills in Huguley, Alabama and Val-d’Or, Quebec), up from 86% in the same quarter last year and 84% in the prior quarter. Capacity utilization increased versus both comparative periods due to fewer maintenance shutdown days, with improved productivity having additional impact year-over-year.

Norbord’s North American OSB cash production costs per unit (before mill profit share) decreased 8% compared to the same quarter last year due to the weaker Canadian dollar, lower resin prices, improved raw material use and increased productivity. Unit costs decreased by 4% versus the prior quarter due to fewer maintenance shuts, lower labour and benefits costs and the weaker Canadian dollar, which were partially offset by the lower volume impact of fewer fiscal days in the current quarter.

In Europe, Norbord’s shipments were 3% higher than the same quarter last year and 2% higher versus the prior quarter. The European mills produced at 100% of stated capacity in the quarter compared to 94% in the same quarter last year and 95% in the prior quarter. Capacity utilization increased due to improved productivity year-over-year and fewer maintenance shutdown days versus the prior quarter.

Norbord’s mills delivered Margin Improvement Program (MIP) gains of $9 million in the quarter from improved productivity and lower raw material use as well as merger synergies and returns on recent capital investments. MIP gains are measured relative to the prior year at constant prices and exchange rates.

In January 2016, the Board of Directors approved a $135 million investment over the next two years to modernize and expand the Company’s Inverness, Scotland OSB mill. Key supplier negotiations and site preparation activities commenced during the quarter with construction work to start in the second quarter. The Company has decided to move the unused second press from its Grande Prairie, Alberta mill for use in the Inverness project, which is expected to shorten the project timeline by up to six months. Norbord expects the new line to start up in the second half of 2017, with no disruption to existing production capacity in the interim. Capital spending for the Inverness project is expected to be $45 million in 2016.

Capital investments were $11 million in the first quarter, in line with the same quarter last year, but $16 million lower than the prior quarter due to the larger scope of capital projects undertaken in the prior quarter. Norbord’s 2016 capital expenditure budget is $75 million (excluding the Inverness project) and includes further process debottlenecking and manufacturing cost reduction projects under the Company’s multi-year capital reinvestment strategy.

Operating working capital was $172 million at quarter-end compared to $146 million at the end of the same quarter last year and $125 million at year-end 2015. Working capital increased year-over-year due to higher North American sales volume, higher OSB prices, better weather this year for building seasonal log inventory at the northern mills and the continued ramp-up of production at the High Level, Alberta mill. The quarter-over-quarter increase was due to higher North American sales volume and the usual seasonal reasons, including log inventory builds in the northern mills.

At quarter-end, Norbord had unutilized liquidity of $321 million, consisting of $14 million in cash and $307 million in unused credit lines. At quarter-end, $55 million was drawn under the accounts receivable securitization program. The Company’s tangible net worth was $740 million and net debt to total capitalization on a book basis was 50%. Both ratios remain well within bank covenants.

New York Stock Exchange Listing

On February 19, 2016, Norbord’s shares began trading on the New York Stock Exchange (NYSE) under the symbol “OSB”. In conjunction with the NYSE listing, the Company changed its Toronto Stock Exchange ticker symbol to “OSB”.

Dividend

The Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on June 21, 2016 to shareholders of record on June 1, 2016.

Norbord’s dividends are declared in Canadian dollars. Registered and beneficial shareholders may opt to receive their dividends in either Canadian dollars or the US dollar equivalent. Unless they request the US dollar equivalent, shareholders will continue to receive dividends in Canadian dollars. The US dollar equivalent of the dividend will be based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the US dollar dividend equivalent should contact Norbord’s transfer agent, CST Trust Company, by phone at 1-800-387-0825 or by email at inquiries@canstockta.com. Beneficial shareholders (i.e., those holding their Norbord shares with their brokerage) should contact the broker with whom their shares are held.

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Additional Information

Norbord’s Q1 2016 letter to shareholders, news release, management’s discussion and analysis, consolidated unaudited interim financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and are available in the investor section of the Company’s website at www.norbord.com. Shareholders may receive a hard copy of Norbord’s audited annual financial statements free of charge upon request. The Company has also made available on its website presentation materials containing certain historical and forward-looking information relating to Norbord, including materials that contain additional information about the Company’s financial results. Shareholders are encouraged to read this material.

Conference Call

Norbord will hold a conference call for analysts and institutional investors on Friday, April 29, 2016 at 2:00 p.m. ET. The call will be broadcast live over the Internet via www.norbord.com and www.newswire.ca. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until May 28, 2016 by dialing 1-888-203-1112 or 647-436-0148. The passcode is 7652934. Audio playback and a written transcript will be available on the Norbord website.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.7 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

-end-

Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “expect,” “believe,” “forecast,” “likely,” “support,” “target,” “consider,” “continue,” “suggest,” “intend,” “should,” “appear,” “would,” “will,” “will not,” “plan,” “can,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent to a capital intensive industry; ability to realize synergies; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the January 27, 2016 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2015 Management’s Discussion and Analysis dated January 27, 2016 and Q1 2016 Management’s Discussion and Analysis dated April 28, 2016.

Norbord defines Adjusted EBITDA as earnings (loss) determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, income taxes, depreciation and amortization, and other unusual or non-recurring items, and adjusted earnings (loss) as earnings (loss) determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Adjusted EBITDA and adjusted earnings (loss) are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See the Non-IFRS Financial Measures section in Norbord’s 2015 Management’s Discussion and Analysis dated January 27, 2016 and Q1 2016 Management’s Discussion and Analysis dated April 28, 2016 for a quantitative reconciliation of Adjusted EBITDA and adjusted earnings (loss) to earnings (the most directly comparable IFRS measure).

Peter Wijnbergen

President & CEO

April 29, 2016

To Our Shareholders,

The momentum of the strong second half of 2015 continued into the first quarter of 2016, with North American benchmark OSB prices 17% higher than the same period last year. Our mills ran well and we made good progress on our key priorities.

Financial highlights

Adjusted EBITDA was $61 million, an almost four-fold increase from the same quarter last year on improving OSB prices. Norbord’s operational strengths are also evident in our financial results this quarter with a further 7% Adjusted EBITDA increase from our strong fourth quarter performance, despite seasonally lower North American benchmark OSB prices. Our mills in both North America and Europe delivered strong operational performance, which helped lower our manufacturing costs and generate Margin Improvement gains of $9 million. In Europe, our panel business delivered yet another quarter of $10 million of Adjusted EBITDA.

Our balance sheet is strengthening alongside our improving financial results. Today we have more than $300 million in liquidity and our ratio of net debt to trailing EBITDA is improving rapidly.

February 19th marked a big milestone when we dual-listed Norbord’s shares on the New York Stock Exchange (NYSE), reflecting the evolution of the Company and our growing US investor base. The NYSE listing expands access to US investors who might not otherwise buy Canadian-listed stocks. We want to make investing in Norbord as easy as possible for all shareholders and we believe this will add liquidity and value for our shareholders over time. While it is still early days, we have been encouraged by the trading volumes we have seen so far.

Following our listing on the NYSE, BMO Capital Markets and CIBC World Markets initiated research coverage of Norbord. We are pleased that the Company is garnering increased analyst attention and interest.

Priority initiatives

It has been 12 months since our merger with Ainsworth and we remain ahead of schedule on our ambitious integration and synergies target. During the quarter, we made progress on a number of operational initiatives, including reducing press cycle times and standardizing reliability programs across our mills. We have captured $22 million ($32 million annualized) in cumulative synergies to-date, or 70% of our overall $45 million target. Meeting our integration goals will remain a key priority and we are confident we can deliver on our full synergies target by year-end.

In January, we announced a major investment in our Inverness, Scotland OSB mill. This is a key element of our strategy for further value creation that will make our already strong European business an even more meaningful part of our financial results. During the first quarter, project execution began in earnest, including site preparation and equipment procurement. We have now made the decision to move to Inverness a never-used continuous press from our Grande Prairie, Alberta mill. Deploying this equipment at Inverness will enable us to shorten our construction timetable and will positively impact the already compelling economics of the project. The total project budget is $135 million and we expect the expanded mill to come online in the second half of 2017. We will continue to run the existing production lines until the new line ramps up, ensuring we can serve our customers without disruption.

Looking ahead

The market and economic trends which influence our business are favourable. The US housing market continues to gradually recover and has further running room. While the March housing starts headline number may seem disappointing, we are encouraged by the details. The pace of housing starts was up 14% over the same period last year and single-family building activity grew 23%, with the more volatile multi-family component – which uses less OSB – showing slower growth. OSB demand has been steadily increasing and our strong order files reflect the seasonal pick-up in demand we typically experience at this time of the year.

Our sales volumes also continue to grow in our key European markets of the UK and Germany, a trend which we expect will extend throughout the year. The Pound Sterling has been under pressure due to uncertainty stemming from the upcoming “Brexit” referendum on the potential UK withdrawal from the European Union, and this is favourable to our mostly UK-based business.

Our priorities for the remainder of the year are unchanged: continue to operate our mills efficiently, deliver gains through ongoing margin improvement and merger synergies, and progress our value enhancement initiatives. We believe it is a great time to be invested in Norbord, and thank our shareholders for your support of the Company.

Peter Wijnbergen

President & CEO

This letter includes forward-looking statements, as defined by applicable securities legislation including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “expect,” “suggest,” “support,” “believe,” “should,” “potential,” “likely,” “continue,” “forecast,” “plan,” “indicate,” “consider,” “future,” or variations of such words and phrases or statements that certain actions “may,” “could,” “must,” “would,” “might,” or “will” be undertaken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. See the cautionary language in the Forward-Looking Statements section of the 2015 Management’s Discussion and Analysis dated January 27, 2016 and Q1 2016 Management’s Discussion and Analysis dated April 28, 2016.

Norbord defines Adjusted EBITDA as earnings (loss) determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, income taxes, depreciation and amortization, and other unusual or non-recurring items. Adjusted EBITDA is a non-IFRS financial measure, does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. See the Non-IFRS Financial Measures section in Norbord’s 2015 Management’s Discussion and Analysis dated January 27, 2016 and Q1 2016 Management’s Discussion and Analysis dated April 28, 2016 for a quantitative reconciliation of Adjusted EBITDA to earnings (the most directly comparable IFRS measure).

Consolidated Balance Sheets

(Unaudited) (US $ millions)	Mar 26, 2016	Dec 31, 2015
Assets
Current assets
Cash	$14	$9
Accounts receivable	153	135
Inventory	209	181
Prepaids	9	10

	385	335
Non-current assets
Property, plant and equipment	1,246	1,260
Deferred income tax assets	5	5
Other assets	34	33

	1,285	1,298

	$1,670	$1,633

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$199	$201
Tax payable	1	—
Current portion of long-term debt	200	—

	400	201
Non-current liabilities
Long-term debt	545	745
Other long-term debt	55	30
Other liabilities	36	31
Deferred income tax liabilities	107	107

	743	913

Shareholders’ equity	527	519

	$1,670	$1,633

Consolidated Statements of Earnings

(Unaudited) Quarters ended Mar 26 and Mar 28 (US $ millions, except per share information)	Q1 2016	Q1 2015
Sales	$384	$351
Cost of sales	(322)	(333)
General and administrative expenses	(2)	(3)
Depreciation and amortization	(21)	(21)

Operating income (loss)	39	(6)
Non-operating (expense) income:
Finance costs	(13)	(14)
Foreign exchange loss on Ainsworth Notes	—	(28)
Gain on derivative financial instrument on Ainsworth Notes	—	4
Merger transaction costs	—	(7)

Earnings (loss) before income tax	26	(51)
Income tax (expense) recovery	(3)	14

Earnings (loss)	$23	$(37)

Earnings (loss) per common share
Basic and Diluted	$0.27	$(0.43)

Consolidated Statements of Comprehensive Income

(Unaudited) Quarters ended Mar 26 and Mar 28 (US $ millions)	Q1 2016	Q1 2015
Earnings (loss)	$23	$(37)
Other comprehensive income (loss), net of tax
Items that will not be reclassified to earnings:
Actuarial loss on post-employment obligation	(4)	(2)
Items that may be reclassified subsequently to earnings:
Foreign currency translation loss on foreign operations	(5)	(45)

Other comprehensive loss, net of tax	(9)	(47)

Comprehensive income (loss)	$14	$(84)

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited) Quarters ended Mar 26 and Mar 28 (US $ millions)	Q1 2016	Q1 2015
Share capital
Balance, beginning of period	$1,334	$1,331
Issue of common shares upon exercise of options and
Dividend Reinvestment Plan	1	1

Balance, end of period	$1,335	$1,332

Merger reserve
Balance, beginning and end of period	$(96)	$(96)

Contributed surplus
Balance, beginning of period	$10	$9
Stock-based compensation	—	1

Balance, end of period	$10	$10

Retained deficit
Balance, beginning of period	$(559)	$(463)
Earnings (loss)	23	(37)
Common share dividends	(7)	(11)

Balance, end of period(i)	$(543)	$(511)

Accumulated other comprehensive loss
Balance, beginning of period	$(170)	$(122)
Other comprehensive loss	(9)	(47)

Balance, end of period	$(179)	$(169)

Shareholders’ equity	$527	$566

(i) Retained earnings comprised of:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained earnings	(280)	(248)

	$(543)	$(511)

Consolidated Statements of Cash Flows

(Unaudited) Quarters ended Mar 26 and Mar 28 (US $ millions)	Q1 2016	Q1 2015
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings (loss)	$23	$(37)
Items not affecting cash:
Depreciation and amortization	21	21
Deferred income tax	2	(11)
Gain on derivative financial instrument on Ainsworth Notes	—	(4)
Foreign exchange loss on Ainsworth Notes	—	28
Other items	9	—

	55	(3)
Net change in non-cash operating working capital balances	(53)	(48)
Net change in tax payable (receivable)	1	(1)

	3	(52)

Investing activities
Investment in property, plant and equipment	(13)	(13)
Investment in intangible assets	(1)	(1)

	(14)	(14)

Financing activities
Common share dividends paid	(6)	(11)
Accounts receivable securitization drawings, net	25	45
Bank advances	—	3

	19	37

Foreign exchange revaluation on cash and cash equivalents held	(3)	(12)

Cash and cash equivalents
Increase (decrease) during period	5	(41)
Balance, beginning of period	9	92

Balance, end of period	$14	$51